EXHIBIT 4.8

DESCRIPTION OF REGISTERED SECURITIES

General

The authorized capital stock of Drive Shack Inc. (the “Company”) consists of 1,000,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 100,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

875,000 shares of Preferred Stock have been designated as shares of 9.75% Series B Cumulative Redeemable Preferred Stock (“Series B Stock”), 1,800,000 shares of Preferred Stock have been designated as shares of 8.05% Series C Cumulative Redeemable Preferred Stock (“Series C Stock”), 2,300,000 shares of Preferred Stock have been designated as shares of 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Stock”) and 1,000,000 shares of Preferred Stock have been designated as shares of Series E Junior Participating Preferred Stock (“Series E Stock”).
Common Stock
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Holders of Common Stock may act by unanimous written consent.
Dividend Rights
Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.
Holders of Issued Preferred Stock are entitled to receive cumulative, preferred dividends but are not entitled to participate in dividends paid on the Common Stock.
Liquidation Rights
Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.
Preferred Stock
Our Preferred Stock has no sinking fund provisions or preemptive, conversion or exchange rights.
Ranking
Each series of Preferred Stock, other than Series E Stock (the “Issued Preferred Stock”), ranks senior to Common Stock and pari passu with each other series of Issued Preferred Stock.
Liquidation Rights
In the event of a liquidation, dissolution or winding up of the Company, holders of Issued Preferred Stock would receive $25 per share, plus any accumulated and unpaid dividends but would not participate in any amounts received thereafter by the shares of Common Stock.

Voting
Each series of Issued Preferred Stock does not have voting rights. However, if dividends on any series of Issued Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Issued Preferred Stock shall have the right to elect two additional members of the Board (“Preferred Stock Directors”).
Issued Preferred Stock has veto rights on (i) the authorization and issuance of any senior ranking class or series of equity securities and (ii) any amendment to the Charter that would materially and adversely affect any right, preference or voting power of the Issued Preferred Stock.
Redemption
The Company may redeem the Issued Preferred Stock in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions on such Preferred Stock to the date of redemption, whether or not authorized.